June 2, 2006

Via Facsimile and EDGAR

Jim Peklenk

Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

FOIA Confidential Treatment Requested by Watson Pharmaceuticals, Inc.

Re:                               Watson Pharmaceuticals, Inc.

File #001-13305

Your letter of April 20, 2006

Dear Mr. Peklenk:

The following is in response to your comment letter dated April 20, 2006. For your convenience, the Staff’s comments precede our responses.

Item 7. Management’s Discussion and Analysis Of Financial Condition And Results Of Operations, page 36

Liquidity and Capital Resources, page 48

Long-term Obligations, page 51

1.                                Please provide to us, in disclosure type format, a revised version of your contractual obligation table that includes interest to be paid related to your “Long-term debt” because it does not appear that you included the interest obligations in this table.

OUR RESPONSE IN DISCLOSURE TYPE FORMAT:

Long-term Obligations

The following table lists our enforceable and legally binding obligations as of December 31, 2005. Some of the amounts included herein are based on management’s estimates and assumptions about these obligations, including their duration, the possibility of renewal, anticipated actions by third parties, and other factors. Because these estimates and assumptions are necessarily subjective, the enforceable and legally binding obligation we will actually pay in future periods may vary from those reflected in the table:

	Payments Due by Period (Including Interest)
(in thousands):	Total	Less than 1 year	1-3 years	4-5 years	After 5 years

Long-term debt	$589,146	$19	$14,127	$—	$575,000
Interest on long-term debt	177,635	11,067	31,563	20,125	114,880
Liabilities incurred for acquisitions of products and businesses	2,504	1,100	472	—	932
Operating lease obligations	39,240	8,214	15,055	4,271	11,700
Total contractual cash obligations	$808,525	$20,400	$61,217	$24,396	$702,512

Critical Accounting Estimates, page 52

Revenue and Provision for Sales Returns and Allowances, page 53

2.                                We believe that your disclosure related to estimates of items that reduce gross revenue such as product returns, chargebacks, customer rebates and other discounts and allowances could be improved as follows, provide us the following information in disclosure-type format:

a)            The nature and amount of each accrual at the balance sheet date and the effect that could result from using other reasonably likely assumptions that what you used to arrive at each accrual such as a range of reasonably likely amounts or other type of sensitivity analysis.

b)            The factors that you consider in estimating each accrual such as historical returns of products, levels of inventory in the distribution channel, estimated remaining shelf life, price changes from competitors and introductions of generics and/or new products.

c)             To the extent that information you consider in b) is quantifiable, discuss both quantitative and qualitative information and discuss to what extent information is from external sources (e.g., end-customer prescription demand, third-party market research data comparing wholesaler inventory levels to third-party market research data comparing wholesaler inventory levels to end-customer demand). For example, in discussing your estimate of product that may be returned, consider disclosing and discussing, preferably by product and in tabular format, the total amount of product (in sales dollars) that could potentially be returned as of the balance sheet date and disaggregated by expiration period.

d)            If applicable, discuss any shipments made as a result of incentives and/or in excess of your customer’s ordinary course of business inventory level. Discuss your revenue recognition policy for such shipments.

e)             A roll forward of the liability for each estimate for each period presented showing the following:

•                  Beginning balance,

•                  Current provision related to sales made in current period,

•                  Current provision related to sales made in prior periods,

•                  Actual returns or credits in current periods related to sales made in current periods,

•                  Actual returns or credits in current period related to sales made in prior periods, and

•                  Ending balance.

f)                In your discussion of results of operations for the period to period revenue comparisons, discuss the amount of and reason for fluctuations for each type of reduction of gross revenue (i.e. product returns, chargebacks, customer rebates and other discounts and allowances) including the effect that changes in your estimates of these items had on your revenues and operations.

OUR RESPONSE IN DISCLOSURE TYPE FORMAT:

REVENUE AND PROVISION FOR SALES RETURNS AND ALLOWANCES

As customary in the pharmaceutical industry, the Company’s gross product sales are subject to a variety of deductions in arriving at reported net product sales. When the Company recognizes revenue from the sale of its products, an estimate of various sales returns and allowances is recorded which reduces product sales and accounts receivable. These adjustments include estimates for chargebacks, rebates, returns, and other sales allowances. These provisions are estimated based on historical payment experience, historical relationship to revenues, estimated customer inventory levels and current contract sales terms with wholesale and indirect customers.

Chargebacks – The provision for chargebacks is our most significant sales allowance. A chargeback represents a future obligation to a wholesaler for the difference between the Company’s invoice price to the wholesaler and the contract price at which the product is then resold to the wholesaler’s customer (indirect customer). The provision for chargebacks is determined based upon an analysis of the current average chargeback rate by product. The provision for chargebacks also takes into account an estimate of the expected wholesaler sell-through levels to indirect customers at contract prices. The Company reviews the adequacy of the chargeback accrual quarterly through a review of the inventory reports obtained from our largest wholesale customers. These large wholesalers represent 85% - 90% of the Company’s chargeback payments. .

Rebates – Rebates are generally offered to customers as an incentive to continue to carry our products and to encourage greater product sales. These rebate programs include contracted rebates based on customer’s purchases made during an applicable monthly, quarterly or annual period. The provision for rebates is estimated based on our customers’ contracted rebate programs and our historical experience of rebates paid. Any significant changes to our customer rebate programs are also considered in establishing our provision for rebates. The provision for Medicaid rebates is based upon historical experience of claims submitted by the various states.

The Company monitors Medicaid legislative changes to determine what impact such legislation may have on our provision for Medicaid rebates.

Returns and Other Allowances – Our provision for returns and other allowances include returns, pricing adjustments, promotional allowances and billback adjustments. Consistent with industry practice, the company maintains a return policy that allows our customers to return product within a specified period prior to the expiration date and up until a specified period after the expiration date. Our estimate of the provision for returns is based upon our most recent historical experience of actual customer returns. Additionally, we consider other factors including levels of inventory in our distribution channel as well as significant market changes, which may have an impact on future expected returns.

Pricing adjustments, which include shelf stock adjustments, are credits issued to reflect price decreases in selling prices charged to our direct customers. Shelf stock adjustments are based upon the amount of product our customers have in their inventory at the time of an agreed upon price reduction. The provision for shelf stock adjustments is based upon specific terms with our direct customers and includes estimates of existing customer inventory levels based upon their historical purchasing patterns. The company regularly monitors all potential price changes to help evaluate our reserve balances.

Promotional allowances are credits, which are issued in connection with a product launch or as an incentive for customers to begin carrying our product. The information that the company considers when establishing its promotional allowances reserve is based upon contractual terms reached with our customers.

Billback adjustments are credits that are issued to certain customers who purchase directly from the Company as well as indirectly through a wholesaler. These credits are issued in the event there is a difference between the customer’s direct and indirect contract price. The provision for billbacks is estimated based upon historical purchasing patterns of qualified customers who purchase both directly and indirectly.

Cash Discounts – Cash discounts are provided to customers that pay within a specific period. The provision for cash discounts are estimated based upon invoice billings, utilizing historical customer payment experience.

Our estimates of provisions related to rebates, promotional allowances and cash discounts involve a lower level of uncertainty due to the fact that fewer factors and assumptions are involved in their calculations. Our estimates of provisions related to chargebacks, on the other hand, are more complex and may involve a greater level of uncertainty. Watson continually monitors the assumptions giving consideration to current pricing trends and estimated wholesaler inventory levels and make adjustments to these estimates when the Company believes that the actual chargeback amounts payable in the future will differ from original estimates. If actual future payments for product returns and sales allowances exceed the estimates we made at the time of sale, our financial position, results of operations and cash flows would be negatively impacted.

The following table summarizes the activity in the Company’s major categories of sales returns and allowances (in thousands):

	Chargebacks	Rebates	Returns and Other Allowances	Cash Discounts	Total

Balance at December 31, 2002	$118,695	$120,598	$23,656	$8,873	$271,822
2003 Provision	643,509	343,709	93,590	47,386	1,128,194
Credits and payments	(609,739)	(331,080)	(86,114)	(46,855)	(1,073,788)
Balance at December 31, 2003	152,465	133,227	31,132	9,404	326,228
2004 Provision	758,378	312,040	168,917	56,198	1,295,533
Credits and payments	(781,292)	(296,319)	(155,566)	(54,988)	(1,288,165)
Balance at December 31, 2004	129,551	148,948	44,483	10,614	333,596
2005 Provision	935,824	345,870	119,873	59,500	1,461,067
Credits and payments	(925,770)	(366,525)	(119,063)	(58,020)	(1,469,378)
Balance at December 31, 2005	$139,605	$128,293	$45,293	$12,094	$325,285

ADDITIONAL COMMENTARY:

2. c)                                     Although several factors utilized in our estimates of sales returns and allowances are quantifiable, attempting to provide specific quantitative and qualitative information on individual products (each of which may have unique factors) would not be useful to the reader or individually material to our analysis. The Company sells approximately 275 products, none of which represents 10% or more of revenue. Accordingly, we will limit our discussion of estimating our sales returns and allowances only to our general methodology except when material to a specific allowance provision for a particular period.

2. d)                                    In the past, certain customers have purchased product in anticipation of price increases and as a result, inventory levels of certain products at certain customers were greater than that customer’s ordinary course needs. We have recently entered into inventory management agreements with our larger wholesale customers that eliminated speculative inventory buying practices by such customers. We do not provide incentives to our customers to acquire inventory in excess of their normal requirements.

2. e)                                     For the most part, our ability to determine the current provision related to sales made in prior periods is limited due to the number of individual products we carry and the complexity of matching specific payments with the sales period that such payment relates.

2. f)                                       Analysis of changes in estimates of sales returns and allowances, independent of net revenues does not necessarily provide meaningful information to readers as fluctuations in our sales allowances are often represented or correlated with the changes in net revenues. However, if material changes in our methodology or in the assumptions used in our estimates of sales returns and allowances occur in a period, we will address these issues in our future filings.

Inventory Valuation, page 53

3.                                Regarding your inventory reserve estimates included in Schedule II page F-38, please provide to us, in disclosure type format, a discussion of the significant assumptions underlying the estimates. Disclose how accurate they have been in the past (including future risks associated with product recalls), how much they have changed in the past, whether they are reasonably likely to change in the future, and, if so, whether any reasonably likely change would be material. In so doing, please include a roll-forward table of the amount of your reserve estimates for each period presented that shows the following: 1) beginning balance, 2) current provision related to factors in current period, 3) current provision related to factors occurring in prior periods 4) ending balance. If you are unable to provide the above-noted rollforward, please quantify the amount of changes in estimates in subsequent periods or explicitly state that no material revisions were recognized, if true.

OUR RESPONSE IN DISCLOSURE TYPE FORMAT:

Inventory Valuation

Inventories consist of finished goods held for distribution, raw materials and work in process. Included in inventory are generic pharmaceutical products that are capitalized only when the bioequivalence of the product is demonstrated or the product is already FDA approved and is awaiting a contractual triggering event to enter the marketplace. Inventory valuation reserves are established based on a number of factors/situations including, but not limited to, raw materials, work in process, or finished goods not meeting product specifications, product obsolescence, and lower of cost (first-in, first-out method) or market (net realizable value) write downs. The determination of events requiring the establishment of inventory valuation reserves, together with the calculation of the amount of such reserves may require judgment. Assumptions utilized in our quantification of inventory reserves include, but are not limited to, estimates of future product demand, consideration of current and future market conditions, product net selling price, anticipated product launch dates, potential product obsolescence and other events relating to special circumstances surrounding certain products. No material adjustments have been required to our inventory reserve estimates for the periods presented. Adverse changes in assumptions utilized in our inventory reserve calculations could result in an increase to our inventory valuation reserves and higher cost of sales.

The following is a rollforward of our inventory valuation reserves:

	Balance at beginning of period	Charged to costs and expenses	Deductions/ Write-offs	Balance at end of period
	(in thousands)

Year ended December 31, 2005	34,724	42,192	(48,011)	28,905
Year ended December 31, 2004	31,855	62,840	(59,971)	34,724
Year ended December 31, 2003	30,426	53,956	(52,527)	31,855

Liquidity and Capital Resources, page 48

4.                                You state that accounts receivable was higher at December 31, 2005 primarily due to a higher mix of generic versus brand receivables. Receivables from generic sales have higher days’ sales outstanding than brand sales. However, we note that the level of generic and branded sales in the fourth quarter of 2005 was about the same as in the fourth quarter 2004. Please reconcile our observation to your explanation for the increase in accounts receivable in 2005 and provide us additional proposed explanatory disclosure.

OUR RESPONSE:

The higher level of generic receivables during the quarter ended December 31, 2005 as compared to December 31, 2004 were the result of increased sales to a significant wholesale customer that has historically had longer payment terms than other generic customers. During the quarter ended March 31, 2006, we renegotiated the payment terms of this significant wholesale customer, which resulted in a reduction in accounts receivable as compared to the balance at December 31, 2005. This renegotiation was disclosed in our most recent quarterly filing. Additionally, we collected approximately $18 million on the first business day following December 31, 2005 which also contributed to our higher accounts receivable balance at December 31, 2005 and our higher days sales outstanding.

Consolidated financial statements, page F-1

Notes To Consolidated Financial Statements, page F-9

Notes 2 – Summary of Significant Accounting Policies, page F-9

Goodwill, Product Rights and Other Intangible Assets, page F-11

5.                                Since cost of sales excludes amortization and impairment of acquired developed product rights, include a parenthetical disclosure after the caption cost of sales that discloses this omission. Gross profit presentation and discussion throughout the filing should be avoided unless amortization and impairment of acquired developed product rights is included in cost of sales or the disclosure makes clear the exclusion. Tell us how you will comply with this comment in your next filing.

OUR RESPONSE:

Appropriate references to the fact that amortization of acquired product rights is not included in cost of sales have been made in our Quarterly Report on Form 10-Q (“10-Q”) for the quarterly period ended March 31, 2006 filed on May 10, 2006. Disclosure of the fact that cost of sales did not include the amortization of acquired product rights was made on the face of the Condensed Consolidated Statements of Income (page 2), within Note 5 – Operating Segments (pages 14 and 15) and within Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations under Gross Profit (Gross Margin) (pages 23 and 24). We will continue to make appropriate references to this fact in our future filings of our 10-Q’s and our Annual Reports on Form 10-K including our discussion of accounting policies in Note 2 – Summary of Significant Accounting Policies of our Form 10-K.

Note 11 – Operating Segments, page F-31

6.                                Provide us disclosure required by paragraph 37 of FAS 131 to be included in future filings.

OUR RESPONSE IN DISCLOSURE TYPE FORMAT:

The Company’s net revenues are represented by the sale of products in the following therapeutic categories for the years ended December 31,:

	2005	2004	2003
	(in thousands)
Central nervous system	$553,023	$561,491	$387,574
Hormones and synthetic substitutes	471,078	454,721	454,432
Nephrology	184,033	173,706	165,628
Cardiovascular	134,538	139,866	122,457
Other	289,457	273,431	278,381
	$1,632,129	$1,603,215	$1,408,472

If you have any questions concerning the foregoing, please call Charles P. Slacik at 951-493-5531.

Sincerely,

Watson Pharmaceuticals, Inc.

Charles P. Slacik

Executive Vice President and Chief Financial Officer

cc:                                 Steve Roush (PricewaterhouseCoopers LLP)

Betty Cheng (PricewaterhouseCoopers LLP)

Charles K. Ruck (Latham & Watkins LLP)